Filed with the Securities and Exchange Commission on July 11, 2002.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                                 AMENDMENT NO. 1
                                       TO
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                      RUBI TRACTAMENT TERMIC EFICIENT, S.A.
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)

       Communications concerning this notification should be directed to:

David L. Wozny                               George Dwight II
Vice President                               Senior Counsel
Cinergy Global Resources, Inc.               Cinergy Corp.
139 East Fourth Street                       139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                      Cincinnati, Ohio  45202







            Reference is made to the original notification in this docket, filed on February 13, 2001, in which Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed foreign utility company status for Rubi Tractament Termic Eficient, S.A., a corporation organized under the laws of Spain.

         That original notification indicated (inter alia) that Rubi Tractament Termic Eficient S.A. was a "subsidiary company" of Cinergy within the meaning of the Act. Recently, Cinergy entered into a definitive agreement to sell its entire ownership interest in Rubi Tractament Termic Eficient S.A. to a nonaffiliate. Closing of the sale is subject to satisfaction of certain customary conditions, including receipt of any required regulatory approvals.








                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:



                                            CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                 Wendy L. Aumiller
                                                 Treasurer





Dated:  July 11, 2002